[Immunomedics Letterhead]

March 12, 2009

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop 6010

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Immunomedics, Inc.

Form 10-K for the Year Ended June 30, 2008

Form 10-Q for the Period Ended September 30, 2008

File No. 000-12104

Dear Mr. Rosenberg:

This letter is submitted on behalf of Immunomedics, Inc. (“Immunomedics” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated February 4, 2009 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Form 10-K for the Year Ended June 30, 2008

Item 1. Business

1.	Cea-Scan and LeukoScan appear to be your only commercially available products. Please include a discussion of these products in the Business section.

Response:

The Company acknowledges the Staff’s comment. As previously disclosed, during the 2004 fiscal year, the Company began transitioning away from the development of diagnostic imaging products in order to focus on the development of therapeutic product candidates. This transitioning process has continued in subsequent years and has been routinely disclosed as part of the Company’s annual and quarterly filings. As disclosed

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in the Company’s Annual Report on Form 10-K for the year ended June 30, 2006, in January 2006 the Company ceased commercialization of the CEA-Scan product completely. The Company continues the sale of the LeukoScan product in jurisdictions where regulatory approvals have been previously granted (i.e., Europe, Canada, Australia and certain other non-U.S. countries.) The Company does not have plans to request additional regulatory approvals to market and sell LeukoScan in any other jurisdiction beyond the current sales territories. The sale of LeukoScan is not considered to be material to the Company’s financial statements and is not considered a focus or emphasis of the Company now or for the future. The Company proposes to include the following language in its future filings, including its next Annual Report on Form 10-K:

Diagnostic Imaging Products

We have continued to transition our focus away from the development and commercialization of diagnostic imaging products in order to accelerate the development of our therapeutic product candidates, although we manufacture and commercialize our LeukoScan® product in territories where regulatory approvals have previously been granted. LeukoScan is indicated for diagnostic imaging for determining the location and extent of infection/inflammation in bone in patients with suspected osteomyelitis, including patients with diabetic foot ulcers.

CD22 Program, Epratuzumab, page 2

2.	You state on page 3 that the National Cancer Institute is sponsoring three epratuzumab clinical trials. It is not clear whether the National Cancer Institute is conducting these trials on your behalf or if it has obtained any rights related to this product. Please revise to clarify whether you have any agreements with the National Cancer Institute and describe any rights that it has acquired, if any. File any agreements as exhibits or provide us with an analysis supporting your determination that you are not substantially dependent on these agreements. Additionally, discuss whether you will be able to rely on the results of the National Cancer Institute’s clinical trials and the extent to which you expect to have to conduct your own clinical trials with respect to this product candidate.

Response:

The Company acknowledges the Staff’s comment. The three epratuzumab clinical trials in oncology that are currently being conducted by the National Cancer Institute (“NCI”) are not being conducting on behalf of the Company, nor has the Company sold, licensed or otherwise shared any right, title or interest in the Company’s epratuzumab product candidate with NCI. The Company’s responsibilities under these studies are only to provide the epratuzumab material to the NCI study groups, and, in one case, to provide a nominal fee toward drug distribution to the study sites. As described in the applicable Research Plan and in the Clinical Trial Protocols

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relating to these clinical trials, the materials used by NCI are used solely for non-commercial research purposes and are not to be used in any other studies conducted by NCI. These NCI clinical trials benefit the Company by providing the Company with safety and efficacy data for epratuzumab. NCI will supply a final report to the Company at the completion of the applicable clinical trial, which the Company has the right to review and make recommendations or comments. At the conclusion of this review period, NCI is free to publish the findings (if any) of the clinical trials. Results obtained from these trials will assist the Company in determining whether to conduct future clinical trials, which would be required as part of the Company’s filings with regulatory agencies for the marketing approval of epratuzumab. Currently, the NCI study groups are conducting Phase II clinical trials, which will not be sufficient to file for marketing approval of epratuzumab. As a result, the data collected by NCI is for informational purposes only.

As these references to the NCI clinical trials were provided by the Company in its filings for informational purposes only and these clinical trials are not considered to be significant or material to the Company, the Company proposes to delete such references from its future filings, including its next Annual Report on Form 10-K.

Our Patents, page 10

3.	Please revise this discussion to describe your material patents or groups of related patents. The discussion should identify your product candidates/technologies that are dependent on the patent(s), identify the jurisdiction(s), and disclose when the patent(s) expire.

Response:

The Company acknowledges the Staff’s comment. The Company proposes to include the following disclosure (updated as of a then current date) in its future filings, including in its next Annual Report on Form 10-K:

We have accumulated a sizeable portfolio of patents and patent applications in the course of our research, which we believe constitutes a very valuable business asset. The major patents relate primarily to our therapeutic product candidates as well as our technologies and other discoveries for which no product candidate has yet been identified. As of August XX, 2009, our portfolio included XXX issued U.S. patents. In addition, as of such date the portfolio included more than XXX issued foreign patents, with a number of U.S. and foreign patent applications pending.

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The chart below highlights our material patents and product groups as of June 30, 2009 and relevant expiration periods.

Program & Product Group	Description/Targeted Antigen	Patent Expiration
CD22 Program – Epratuzumab	Unlabeled Antibody CD22	2014 - 2020
CD20 Program – Veltuzumab	Unlabeled Antibody CD20	2023
PAM4 Program	Y-90 Labeled Antibody PAM4	2023
CD74 Program – Milatuzumab	Unlabeled Antibody CD74	2024
CEA Program – Labetuzumab	Carcinoembryonic Antigen Antibody	2014 - 2015

Our Licenses, page 10

4.	You state that you have obtained licenses from various parties to use proprietary technologies and compounds. Please revise the discussion to describe all material licenses. The discussion should identify the licensing party, the technology or product candidate that is dependent on the license, payments made to date for the license and potential future payments including aggregate milestone payments and royalty obligations, and expiration dates or provisions.

Response:

The Company acknowledges the Staff’s comment. The Company proposes to include the following disclosure (updated as of a then current date) in its future filings, including in its next Annual Report on Form 10-K:

We have obtained licenses from various parties for rights to use, develop and commercialize proprietary technologies and compounds. Currently, we have the following medical licenses:

•

Medical Research Council, or MRC – We entered into a license agreement with MRC in May 1994 whereby we have obtained a license for certain patent rights with respect to the genetic engineering of monoclonal antibodies. Our agreement does not require any milestone payments, nor have we made any payments to MRC to date. Our agreement with MRC provides for future royalty payments to be made based on a percentage of product sales.

•

Center for Molecular Medicine and Immunology, or CMMI—We have entered into a license agreement with CMMI in December 2004 whereby we have licensed certain rights with respect to patents and patent applications owned by CMMI. Dr. Goldenberg, our Chief Medical Officer, Chief Scientific Officer and Chairman of our Board of Directors, is the founder, President and member of the Board of Trustees of CMMI. No payments have been made directly to CMMI regarding

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this agreement. However, under the license agreement, CMMI will receive future royalty payments based on a percentage of sales of products that are derived from the CMMI patents. Since January 2005, we have made payments for CMMI legal expenses regarding patent related matters, (including patent filing fees) of an aggregate of approximately $250,000. Under the license agreement we are able to decide which patent related expenses we will support. However any inventions made independently of us by CMMI are the property of CMMI.

Item 11. Executive Compensation

5.	We note the discussion under the section of your proxy statement entitled “Annual Bonuses.” Please provide us with more information concerning the performance criteria and target levels for fiscal year 2008 executive compensation in connection with (a) the company performance objectives and goals and (b) the objectives and goals relating to the functional area and individual performance of each particular executive officer. Please disclose the extent to which named executive officers accomplish both corporate and individual goals and explain how you considered these accomplishments when awarding salary increases, bonuses and stock options.

6.	Please identify the specific qualitative or quantitative target that each corporate and individual goal was designed to achieve, and state whether these targets were achieved. To the extent you believe disclosure of these targets is not required because it would cause competitive harm, provide us with a comprehensive analysis supporting your determination that disclosure of the information would be competitively harmful and the information is not material to investors. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it would be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comments in 5 and 6 above and proposes to include the following disclosure in place of the Company’s existing Compensation Discussion and Analysis – Annual Bonuses section (to be modified to reflect then current 2009 information) of the Company’s future filings, including the Company’s next Definitive Proxy Statement on Schedule 14A:

Annual Bonuses

As part of their compensation package, the Company’s executive officers have the opportunity to earn annual cash incentive awards. Cash incentive awards are designed to reward superior executive performance while reinforcing the Company’s short-term

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strategic operating goals. If warranted in special circumstances, individual one-time discretionary bonuses may also be awarded to the Company’s executive officers during the course of the year.

Each year, in considering annual bonuses, the Compensation Committee evaluates the annual performance of the individual executives, focusing on the executive’s performance in his or her area or areas of functional responsibility relative to the achievement of the Company’s annual corporate goals and other significant corporate accomplishments. Beginning with fiscal year 2008, cash incentive awards were based on achievement of pre-established Company objectives and individual goals established by the Compensation Committee in consultation with the CEO for each executive officer and, for executive officers other than the CEO, a subjective review of that individual’s performance relative to the overall priorities and strategies of the Company. The Company’s strategic plan and individual performance targets include successful partnering transactions, and other strategic plan metrics, operational and financial metrics, regulatory compliance metrics, and delivery of specific programs, plans, and budgetary objectives identified by the Compensation Committee.

In 2008, the Company’s strategic plan focused on:

•	Consummating a worldwide licensing agreement for veltuzumab;

•	Conserving and strengthening the Company’s cash position; and

•	Advancing the Company’s pipeline of therapeutic product candidates and technologies.

In 2008, Ms. Sullivan’s individual performance goals were established to focus on her areas of responsibility which, in her capacity as President and CEO of the Company, centered around her ability to consummate licensing and other transactions focused on monetizing the Company’s product candidates, advancing the Company’s pipeline of therapeutic product candidates and technologies and maintaining stockholder confidence in management and the Company. Ms. Sullivan’s specific performance goals included:

•	Consummating a worldwide licensing agreement for veltuzumab;

•	Conserving and strengthening the Company’s cash position;

•	Implementing and managing the Company’s short- and long-term strategic plan;

•	Completing the veltuzumab Phase II trial in non-Hodgkin’s lymphoma using the intravenous formulation;

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•	Initiating veltuzumab Phase I/II studies in immune thrombocytopenia purpura with the intravenous formulation;

•	Initiating veltuzumab Phase I/II studies in non-Hodgkin’s lymphoma and chronic lymphocytic leukemia using a new subcutaneous formulation;

•	Initiating a yttrium-90-labeled PAM4 Phase Ib study in combination with gemcitabine for patients with pancreatic cancer;

•	Enrolling patients into Phase I/II studies of milatuzumab in patients with multiple myeloma;

•	Initiating Phase I/II studies with milatuzumab in non-Hodgkin’s lymphoma and chronic lymphocytic leukemia; and

•	Maintaining stockholder confidence in management and the Company.

In 2008, Mr. Gorman’s individual performance goals were established to focus on his areas of responsibility, which in his capacity as Senior Vice President, Finance and Business Development, and Chief Financial Officer of the Company, centered on his ability to manage the Company’s financial strategic plan, ensure compliance with federal and state securities reporting requirements and consummate licensing and other transactions focused on monetizing the Company’s product candidates. Mr. Gorman’s specific performance goals included:

•	Developing, implementing and managing the Company’s short- and long-term financial plan;

•	Ensuring compliance with federal and state securities reporting requirements;

•	Consummating a worldwide licensing agreement for veltuzumab;

•	Conserving and strengthening the Company’s cash position;

•	Maintaining stockholder confidence in management and the Company.

•	Ensuring that the Company’s IT systems infrastructure is maintained, secured and commensurate with the needs of the Company; and

•	Maintaining the effectiveness of patent and proprietary protections over the Company’s pipeline of therapeutic product candidates and technologies.

In 2008, Dr. Goldenberg’s individual performance goals were established to focus on his areas of responsibility which, in his capacity as Chief Medical Officer and Chief

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Scientific Officer of the Company, centered around his ability to design, implement and manage the Company’s clinical and pre-clinical research and development activities and maintain the effectiveness of patent and proprietary protections over the Company’s pipeline of therapeutic product candidates and technologies. Dr. Goldenberg’s performance goals included:

•	Designing, implementing and managing the Company’s clinical research and development activities;

•	Inventing, designing, implementing and managing the Company’s pre-clinical research and development activities; and

•	Maintaining the effectiveness of patent and proprietary protections over the Company’s pipeline of therapeutic product candidates and technologies.

Each executive officer has a target bonus opportunity that, in the case of Ms. Sullivan and Dr. Goldenberg, is determined in accordance with their respective employment agreements, or is otherwise set by the Compensation Committee each year based on its comparison of the total compensation opportunity of the Company’s executive officers against the total compensation opportunity of similarly situated executives at the companies identified above. In assessing the total compensation opportunity, the Compensation Committee also takes into account the executive officer’s relative experience in his or her position and in the industry generally and the Company’s overall financial position. For fiscal year 2008, the target bonus level set for each of the Company’s executive officers was 30% of base salary. The actual bonuses paid for fiscal year 2008 exceeded the target bonuses based on the Compensation Committee’s assessment of the performance of each of the named executive officers and the overall performance of the Company. Specifically, the closing of the License and Collaboration Agreement with Nycomed GmbH resulted in a significant financial benefit to the Company and the Compensation Committee determined that such transaction met the Company’s strategic and financial goals for 2008 and affirmed the Company’s development activities with respect to veltuzumab and strengthened the Company’s cash position. Based on the information supplied by Arnosti, average cash bonuses paid to chief executive officers in the Company’s peer group for 2008 were approximately 50% of their salaries. Executive officers below the chief executive officer level of companies in the Company’s peer group on average received bonuses in the range of 34% to 45% of base salaries. The Compensation Committee believes that the bonuses paid to the named executive officers for fiscal year 2008 were reasonably consistent with the average bonuses awarded by its peers after considering the level of attainment of the applicable performance goals described above.

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The table below details fiscal year 2008 annual bonus targets and actual payouts for each of the named executive officers.

Name	Title	2008 Target Bonus ($)	2008 Target Bonus (% Salary)	2008 Actual Bonus ($)	2008 Actual Bonus (% Salary)
Cynthia L. Sullivan	President and Chief Executive Officer	$159,600	30.0%	$239,400	46.3%

Dr. David M. Goldenberg	Chairman of the Board and Chief Scientific Officer and Chief Medical Officer	$150,000	30.0%	$225,000	45.0%

Gerard G. Gorman	Senior Vice President, Finance and Business Development, Chief Financial Officer	$81,000	30.0%	$171,500	63.5%

The dollar amount of the fiscal year 2009 annual bonus target for the CEO and the Chief Scientific Officer and Chief Medical Officer remained the same as for the previous year. The dollar amount of the fiscal year 2009 annual bonus for the CFO was increased over the fiscal year 2008 levels. The table below shows the dollar amount of the fiscal year 2008 and fiscal year 2009 annual target bonus for each named executive officer, together with percentage of base salary represented by that target:

Name	Title	2008 Target Bonus ($)	2008 Target Bonus (% Salary)	2009 Target Bonus ($)	2009 Target Bonus (% Salary)
Cynthia L. Sullivan	President and Chief Executive Officer	$159,600	30.0%	$159,600	30.0%

Dr. David M. Goldenberg	Chairman of the Board, Chief Scientific Officer and Chief Medical Officer	$150,000	30.0%	$150,000	30.0%

Gerard G. Gorman	Senior Vice President, Finance and Business Development, Chief Financial Officer	$81,000	30.0%	$87,480	30.0%

The Company’s proposed language above which replaces the Company’s existing Compensation Discussion and Analysis – Annual Bonuses section (modified to reflect then current disclosure) includes more specific objectives for each of Ms. Sullivan and Mr. Gorman. With respect to Dr. Goldenberg, however, only general objectives are disclosed. In his capacity as Chief Medical Officer and Chief Scientific Officer of the Company, Dr. Goldenberg is responsible for the design, development, implementation and maintenance of the Company’s scientific research and development activities. Because these activities and research development activities center around very early stage scientific inventions and research and development, there are no meaningful empirical measures for these goals and objectives. As a result, the Company believes Dr. Goldenberg’s

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performance goals are not quantifiable. As mentioned in the Company’s proposed language above, the Company’s Compensation Committee each year sets the executive’s target bonus based on its review of each executive’s total compensation opportunity against the total compensation opportunity of similarly situated executives at companies in the Company’s peer group, taking into account each executive’s experience and the Company’s overall financial position.

Including more specific disclosure with respect to Dr. Goldenberg’s performance goals would cause an undue competitive harm to the Company. To achieve competitive advantages, gain access to new growth opportunities and to support the invention and development of its product candidates, the Company employs Dr. Goldenberg to invent, design, implement and manage the Company’s clinical and pre-clinical research and development activities. Disclosure relating to the specific goals and objectives of Dr. Goldenberg would forecast the Company’s confidential short- and long-term strategic business plans and business strategies. Such disclosure would provide the Company’s competitors with an undue competitive advantage. As a biopharmaceutical company, the Company faces intense competition from large and mid-sized biotechnology and pharmaceutical companies engaged in the development of therapeutic autoimmune and oncology products, many of which have substantially greater financial, marketing, sales, distribution, manufacturing and technological resources than the Company. To effectively compete, the Company must take every precaution in creating and maintaining its competitive advantages, including protecting its short- and long-term research and development plans and strategies. In addition, as many of the Company’s pre-clinical research and development activities are subject to confidentiality obligations, disclosure of Dr. Goldenberg’s goals and objectives would violate existing agreements among the Company and its research and development partners and significantly impair the Company’s ability to enter into such agreements in the future.

Item 13. Certain Relationships and Related Transactions and Director Independence

7.	You disclose that Dr. Goldenberg licensed to you certain patent applications at the time of your formation. Additionally, we note that five of the patents have since expired. Please disclose how many patents are still valid, what products and technology are dependent on these patents and when they expire.

Response:

As of June 30, 2008, all patents, original and continuations, that Dr. Goldenberg licensed to the Company at the time of the Company’s formation have expired. As a result, the Company proposes to delete the disclosure relating to these patents in the Company’s subsequent filings.

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Notes to Consolidated Financial Statements, page 55

3. Marketable Securities, page 63

8.	You disclose that the auction rate securities are not currently “liquid.” In light of your determination, please address the following:

(a)	Tell us how you determined that the securities qualified as current assets per paragraph 4 and 5 of Chapter 3A of ARB 43.

Response:

The Company acknowledges the Staff’s comments. Immunomedics classified its investments in Student Loan Auction Rate Securities (ARS) as a current asset as the Company reasonably expected that these assets would be sold or redeemed within a year as of the latest balance sheet. As noted in the Company’s June 30, 2008 financial statements, its cash and cash equivalents balance was approximately $6 million and the forecasted cash burn was expected to be approximately $20-$22 million for the 2009 fiscal year. As of June 30, 2008, the Company believed that unless it raised additional funds, its working capital requirements would force the Company to liquidate its ARS holdings at the significant discounts provided for in the valuation estimates.

In addition, other developments were occurring in the market place that led the Company to reasonably believe that it could redeem its securities within twelve months. Specifically, during May 2008, $6.0 million of the $29.0 million ARS holdings were redeemed by the issuer (Collegiate Funding Services Education Loan Trust) at par value. The Company believed that this trend of redemptions would continue with the significant regulatory attention that was beginning to surface. For example, state prosecutors for a number of states were pressuring certain banks and brokerage houses to provide additional liquidity to certain customers. Concurrently, discussions with the Company’s investment advisors and information in the public domain indicated that banks and brokerage houses were looking to provide liquidity to some of their customers (particularly small businesses) whom had invested in ARS.

The Company was also aware of litigation by some companies seeking to force their investment advisors to redeem their holdings. In 2008, the firm from which the Company had purchased its ARS (Bank of America) provided the Company with a $9.0 million line of credit collateralized by its ARS which was intended to provide Immunomedics with some additional liquidity until a secondary market could develop or until the Company had raised other funds sufficient to operate its business. In part to increasing litigation and pressure from regulators, Bank of America agreed on September 10, 2008 to buy back ARS held by certain of their customers, (charities, individuals and small companies with ARS of $15 million or less). Although Immunomedics’ level of ARS holdings precluded it from participating in this redemption, the Company’s investment advisors informed it that Bank of America planned to provide liquidity solutions for their other customers, which Immunomedics reasonably expected would occur over the next twelve months.

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As disclosed in the year end financial statements, Immunomedics received $40 million on August 20, 2008 from its collaboration arrangement with Nycomed. The upfront payment received from this collaboration arrangement significantly improved the working capital status of the Company. Although its working capital status improved, the Company continued to aggressively explore offers to liquidate its ARS holdings and seriously considered various alternatives to liquidate its holdings at reasonable discounts. For example, during the first quarter ended September 30, 2008, Immunomedics received an offer from Leon Higher Education Authority to liquidate a portion of its ARS ($5 million) at a 9% discount. Although Immunomedics elected not to participate in this offer, the Company reasonably expected through September 30, 2008 that it could liquidate its ARS within a one year period.

However, as noted in the Form 10-Q filing for the quarter ended December 31, 2008, the escalating turmoil in the global capital markets was contributing to the Company’s inability to find investors that would purchase its securities at discounts that were reasonable to the management team as would be evidenced in an orderly transaction. In addition, during the second quarter, it was starting to be apparent that the Bank of America would be slow to offer to redeem ARS for small companies such as Immunomedics. As such, as of December 31, 2008, the Company no longer believed that it was reasonably expected that it would liquidate the ARS at valuations that are acceptable to the Company within a one year period, and therefore, changed the classification of the ARS to a long term asset in the consolidated balance sheet. Immunomedics will continue to classify the ARS as a long term asset until market conditions improve or it will have an offer to liquidate all or a portion of the securities at a valuation that is reasonable to management.

(b)	If you intend to use these funds within one year from the balance sheet date as you imply on page 63, please tell us how you determined that the amount you recorded for your impairment on the auction rate securities was adequately recorded given the current market environment and your intention to liquidate these securities outside of the auction rate market. Tell us the assumptions used in your analysis and explain why the assumptions are appropriate.

Response:

As noted in Form 10-K for the year ended June 30, 2008, Immunomedics used a bond pricing model (i.e. a discounted cash flow (“DCF”) model) to derive an estimate of fair value for the ARS. The significant assumptions used in preparing the discounted cash flow model include:

(i)	Coupon Rate – the contractual rates varies by issue, but the weighted average contractual return at June 30, 2008 was 3.39%. These amounts are contractual as set forth within the issuer agreements and therefore are not subjective assumptions;

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(ii)	Market Yield – the estimated market yield (also referred to as the discount rate) was derived by using the U.S. Treasury Rate for seven year Notes (3.61%) plus a premium factor those investors would be presumably willing to accept for the current uncertain liquidity which the Company estimated to be approximately 2% for a total market interest rate of 5.61%. The Company believed using a treasury rate was appropriate since the credit risk for government backed Student Loan-backed Auction Rate Securities was not significant and an approximate 200 basis point spread between the contractual coupon rate and the market rate appeared to be a reasonable premium for a high quality debt instrument.

(iii)	Effective Maturity – the effective maturity period (which is the period the auctions are expected to resume its normal function) was estimated to be seven years. The Company made this estimate based on input with its investment advisors and information from industry experts that were available to us at the time and believed that this assumption was reasonable.

Based on these factors, the Company estimated that the fair value of its ARS was approximately 87% of the par value at June 30, 2008 which it believed to be a reasonable estimate. In addition, based on industry data available at the time for those companies that held similar ARS, the Company estimated discount was within a reasonable range of what other similar instruments were being valued.

(c)	Tell us if you have sold any auction rate securities outside the auction market and whether or not they were sold at a gain or a loss.

Response:

The Company accepted offers to redeem an aggregate of $6.6 million of its ARS at par value through December 31, 2008. In May 2008, $6.0 million of the ARS were redeemed at the par value. Since the Company knew about the offer to redeem these securities at March 31, 2008, these securities had a fair value of par during the March 31, 2008 reporting period. As such, there was no gain or loss associated with this transaction. During the first six months of fiscal year 2009 the Company redeemed $600,000 of these securities at a gain of $59,000, calculated as the difference between the ARS market value and the cash proceeds received (at par value) for the securities.

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(d)	Tell us why a discounted cash flow model is appropriate in determining the fair value of these securities given your inability to hold these securities until maturity or when the market recovers.

Response:

In the absence of an active market for the ARS, the Company believed a bond pricing model was the most appropriate valuation technique to estimate the fair value of our securities. Since ARS are long-term bonds that historically behaved like short term debt, the Company believed a discounted cash flow model where the future cash flows from the security are discounted at a market yield was an appropriate model to use to estimate the fair value.

The Company respectfully submits to the staff that its inability to hold the securities to a forecasted recovery does not impact our ability to estimate the implied market yield that would be required to sell the securities in an orderly exchange.

(e)	Tell us how you determined the estimated maturity date (the date normal auctions are expected to resume its normal function) and why you believe your methodology is appropriate.

Response:

The Company has responded to this question as noted in (b) above.

(f)	If you used a seven year maturity date in your assessment of fair value at June 30, 2008 as you disclosed in your Form 10-Q for the three months ended September 30, 2008, please tell us why that does not preclude you from classifying these assets as current at June 30, 2008 and September 30, 2008.

Response:

The Company respectfully advises the staff that this input assumption does not preclude it from classifying these assets as current. Rather, this is one input used by a potential investor to determine the implied discount that would be required to consummate an orderly exchange of assets.

The Company believed that it could reasonably expect to redeem the securities within twelve months as of the balance sheet date based on actions being taken by a number of banks and brokerage houses, its discussions with its investment advisor, and pressure from regulators that was developing on sponsors and brokerage houses. With these activities taking place and Immunomedics intent to liquidate its ARS within a twelve month period, the Company believed its decision to classify these assets as current was appropriate.

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(g)	Tell us why you did not use a one year maturity date, given your intention to utilize the funds for working capital within a year.

Response:

As noted above, the Company did not believe that a one year effective maturity period was a reasonable valuation input from which to estimate the fair value of these securities. The Company used an assumption that it believed would value the security at an amount that another market participant would purchase the security in an orderly exchange. Had Immunomedics used a one year effective maturity as a valuation input, the discount to par would be significantly less than its estimate, which was not reasonable to the Company.

(h)	Tell us how you determined that there was an unrealized gain on your auction rate securities in the three months ended September 30, 2008. If your assumption has changed, please disclose that fact and explain why there was a change in assumptions.

Response:

The Company used the following weighted average assumptions at June 30 and September 30 as follows:

	June 30	September 30	Change
Coupon Rate	3.39%	3.95%	0.56%
Effective Maturity	7 Years	6.75 Years	(.25 Years )
Market Yield	5.61%	5.38%	(0.23)%

As noted in the table above, there were certain changes in assumptions which led to fluctuations in the ARS discount between periods. The coupon rate is contractually determined in the bond agreements and is based on a percentage rate over the contracted index rate (either LIBOR or three-month U.S. Treasury Rate). The market yield utilized was based on the seven-year U.S. Treasury Rate plus an estimated liquidity risk premium rate.

The comparison between June 30th and September 30th assumptions reflect an increase in the coupon rate, (primarily attributable to the increase in the LIBOR rate at September 30th as compared to the June 30th LIBOR) with a decrease in the market yield rate resulting from a slight decline in the U.S. Treasury Rate. These changes decreased the spread between the coupon rate and the market yield which, based on its valuation model, decreased the net discount to par for the securities. In addition, since the Company recorded an other than temporary impairment on its securities as of June 30, 2008, the carrying value and adjusted cost value was the same at June 30, 2008. As such, the slight increase in the valuation of the ARS resulted in an unrealized gain at September 30, 2008.

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Form 10-Q for the Period Ended September 30, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies, Page 19

Revenue Recognition, page 20

9.	With respect to your agreement with Nycomed, please tell us and disclose how you determined that the expected obligation period is estimated to end in December 2009. In this respect, you state that under the agreement you will continue your ongoing Phase I/II study in Immune Thrombocytopenic Purpura (“ITP”). Disclose what the terms of your obligations are under this agreement. Clarify if your obligation extends beyond the Phase I/II study.

Response:

The Company acknowledges the Staff’s comment. When determining the appropriate performance period, the Company considered its two significant performance obligations per the arrangement: (i) manufacturing related activities – the transfer of manufacturing technology to Nycomed and/or its designate and the manufacture of clinical supplies and (ii) completion of clinical studies already in progress at the time the license was signed. These performance obligations are discussed below:

Manufacturing Services:

There are two manufacturing related obligations: (i) technology transfer, and (ii) clinical supply manufacturing.

Technology Transfer - Nycomed has up until one year after the Effective Date (August 15, 2009) to select a Third-Party Manufacturer. The technology transfer for the manufacturing process to this Third Party Manufacturer will take about 90 days to complete, and assuming that a third party manufacturer is not selected until the last possible date, the latest date the technology transfer will be complete is November 13, 2009.

Clinical Supply Manufacturing - The Company is required to provide Nycomed with quantities of inventory to be used for (i) clinical trials, (ii) formulation studies and (iii) toxicology studies as provided in the agreement. Considering the Company’s manufacturing capacity, it is currently on schedule with the clinical supply manufacturing plan to be completed prior to the technology transfer timetable. Even with an unforeseen delay in the manufacturing plans, Immunomedics has sufficient capacity to meet the required manufacturing requirements before a third party manufacturer is selected and is operational. Once Immunomedics has completed its clinical supply manufacturing obligations, there are no further manufacturing obligations other than the technology transfer discussed above.

Securities and Exchange Commission

March 12, 2009

The Company expects to have satisfied all of its manufacturing responsibilities completed by December 2009.

Completion of ITP Clinical Studies - The ITP Phase I/II clinical trials were commenced by Immunomedics prior to the consummation of the agreement with Nycomed. It was agreed with Nycomed that it would be most efficient to have Immunomedics finish the clinical trial study rather than having Nycomed hire an outside clinical research organization to become familiar with this project, assume the responsibility of the study, and complete the study protocol given the relatively small size of the clinical study. Immunomedics agreed to complete the trials and transfer the data from these clinical trials to Nycomed. At the completion of the Phase I/II study, Nycomed will make a determination whether to conduct further trials and assume all costs and obligations of such further studies as well as subsequent costs involved with regulatory and commercialization requirements.

Based on the establishment of the clinical trial protocol, trial site selections and patient enrollment expectations, it is currently forecasted that the completion of these trials and submission of data to Nycomed will be completed by December 31, 2009. Since the completion of the ITP clinical trials will be Immunomedics’ longest obligation period, the Company determined that this is the most appropriate period to amortize the up-front payment.

In order to more clearly indicate Immunomedics expected obligation period under the Nycomed agreement, the Company proposes to include the following disclosure (updated as of a then current date) in its future filings, including in its next Quarterly Report on Form 10-Q.

Nycomed is solely responsible for the development, manufacturing and commercialization of veltuzumab, for the subcutaneous formulation, for all non-cancer indications. The Company’s major obligations are to complete the research and development activities as specified in the Nycomed Agreement and to manufacture and supply veltuzumab to Nycomed for the quantity of materials for the period of time specified in the Nycomed Agreement, using reasonable commercial efforts to manufacture the material. The time period specified in the Agreement is establishment by Nycomed of a manufacturing process or a third-party source of supply for veltuzumab within fifteen months of the effective date. The Company currently expects to complete all of its research and development activities, (including the ongoing Phase I/II study in ITP) and its manufacturing and supply obligations by December 31, 2009.

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Securities and Exchange Commission

March 12, 2009

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (973) 605-8200 x185.

Sincerely,

/s/ Gerard G. Gorman
Gerard G. Gorman
Senior Vice President, Finance and Business Development and Chief Financial Officer

cc:	Andrew P. Gilbert, Esq., Morgan, Lewis & Bockius LLP

Fax: (609) 919-6701